300 North LaSalle Street Chicago, Illinois 60654

Dennis M. Myers, P.C. To Call Writer Directly: (312) 862-2232 dennis.myers@kirkland.com	(312) 862-2000 www.kirkland.com	Facsimile: (312) 862-2200

April 5, 2011

Via EDGAR and Federal Express

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attn:    Kevin L. Vaughn

             Accounting Branch Chief

Re:	Sensata Technologies Holding N.V.
Form 10-K for the Fiscal Year Ended December 31, 2010
Filed January 31, 2011
(File No. 001-34652)

Dear Mr. Vaughn:

On behalf of Sensata Technologies Holding N.V., a public limited liability company incorporated under the laws of the Netherlands (the “Company”), and pursuant to the applicable provisions of the Securities Exchange Act of 1934 (the “Exchange Act”), and the rules and regulations promulgated thereunder, please find below the Company’s responses to the comment letter to Jeffrey Cote, dated March 17, 2011, from the Staff of the Securities and Exchange Commission (the “Staff”), regarding the Company’s Annual Report on Form 10-K for the year ended December 31, 2010 (the “Form 10-K”). The numbered paragraphs below set forth the Staff’s comments together with the Company’s responses. Unless otherwise indicated, capitalized terms used below that are not otherwise defined have the meanings assigned to them in the Form 10-K.

Sensata Technologies Holding B.V. Form 10-K

Other Important Performance Measures, page 53

1.

We note that the adjustments to your GAAP net income appear to have been made on a gross basis without any corresponding adjustment for the current income tax effects. As we note that your non-GAAP reconciliation begins with an after-tax GAAP figure, please

Hong Kong	London	Los Angeles	Munich	New York	Palo Alto	San Francisco	Shanghai	Washington, D.C.

United States Securities and Exchange Commission

April 5, 2011

explain to us in greater detail how you considered the tax effect of the reconciling items in arriving at your non-GAAP financial measure. Quantify how the non-GAAP financial measure would have differed had you considered the tax effect of the reconciling items. For guidance, refer to Question 102.11 of our Compliance and Disclosure Interpretations on Non-GAAP Financial Measures updated on January 15, 2010. Please note this comment also applies to the presentation in your Item 2.02 form 8-K earning releases.

Response: The Company confirms that the adjustments to its GAAP net income were presented on a gross basis.

The Company’s definition of Adjusted Net Income (the non-GAAP financial measure) includes the current tax expense (benefit) that will be payable (realized) on the Company’s income tax return and excludes deferred income taxes.

Because the reconciliation of GAAP net income to Adjusted Net Income is a “book” exercise that does not affect the tax return, the Company’s current tax provision included in GAAP net income and Adjusted Net Income will be the same and unaffected by the reconciling items. Any deferred income tax effect associated with the reconciling items would be treated as an adjustment to compute Adjusted Net Income. Accordingly, the Company believes that Adjusted Net Income would not change.

The Company will revise future filings and Form 8-K earnings releases to include the following statement: “The Company has prepared the reconciliation of Net Income / (Loss) to Adjusted Net Income on a gross basis. The Company’s definition of Adjusted Net Income includes the current tax expense (benefit) that will be payable (realized) on the Company’s income tax return and excludes deferred income taxes. The Company’s current tax provision included in Net Income / (Loss) and Adjusted Net Income will be the same and unaffected by the reconciling items. As the Company treats deferred income taxes as an adjustment to compute Adjusted Net Income, the deferred income tax effect associated with the reconciling items would not change Adjusted Net Income for each period presented.”

Exhibits 31.1 - 3

2.	We note that the identification of the certifying individual at the beginning of the certification required by Exchange Act Rule 13a-14(a) also includes the title of the certifying individual. In future filings, the identification of the certifying individual at the beginning of the certification should be revised so as not to include the individual’s title.

United States Securities and Exchange Commission

April 5, 2011

Response: The Company confirms that it will revise the certifications required by Rule 13a-14(a) of the Exchange Act in future filings so as to not include the title of the certifying officer.

Sensata Technologies Holding N.V. Form 8-K dated January 24, 2011

3.	We note that in your Form 8-K you have also represented your non-GAAP reconciliations in an income statement format. Your current presentation results in the presentation of numerous non-GAAP financial measures for which you have not included the disclosures required by Item 10(e) of Regulation S-K. In addition, Question 102.10 of our Compliance and Disclosure Interpretations on Non-GAAP Financial Measures indicates that such a presentation is generally not acceptable as it may attach undue prominence to the non-GAAP information. Please revise future filings to remove the non-GAAP income statement.

Response: The Company confirms that it will not include non-GAAP reconciliations in an income statement format in future filings. The Company does, however, continue to believe based on feedback from investors and analysts that it is useful to investors to know where in the Company’s consolidated statement of operations a particular adjustment was recorded. Accordingly, the Company intends to add an additional table in the form attached hereto as Exhibit A to identify where in the Company’s consolidated statement of operations the aggregate amount of such adjustments were recorded.

As requested by the Staff, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

United States Securities and Exchange Commission

April 5, 2011

We hope that the foregoing has been responsive to the Staff’s comments. Should you have any questions relating to any of the foregoing, please feel free to contact the undersigned at (312) 861-2232.

Sincerely,

/s/ Dennis M. Myers, P.C.
Dennis M. Myers, P.C.

cc: Jeffrey Cote

Exhibit A

The following table (unaudited) identifies where in the Consolidated Statement of Operations the adjustments to reconcile Net Income / (Loss) to Adjusted Net Income were recorded for the fourth quarter and full year ended December 31, 2009 and 2010.

	Three Months Ended December 31, 2010	Fiscal Year Ended December 31, 2010
Cost of revenue	$143	$2,102
Research and development	—	—
Selling, general and administrative	—	43,300
Amortization of intangible assets and capitalized software	35,761	143,082
Restructuring	—	—
Interest expense, net	2,684	9,548
Currency translation gain and other, net	(24,011)	(45,317)
Provision for income taxes	(2,631)	23,642

Total adjustments	$11,946	$176,357

	Three Months Ended December 31, 2009	Fiscal Year Ended December 31, 2009
Cost of revenue	$3,744	$15,483
Research and development	—	—
Selling, general and administrative	3,623	12,440
Amortization of intangible assets and capitalized software	37,652	151,426
Impairment of goodwill and intangible assets	—	19,867
Restructuring	53	18,086
Interest expense, net	2,439	9,878
Currency translation gain and other, net	(12,021)	(101,993)
Provision for income taxes	896	26,592

Total adjustments	$36,386	$151,779